Mail Stop 4561

May 3, 2006

Mr. Danny Weibling
Treasurer
International Monetary Systems, Ltd.
16901 West Glendale Drive
New Berlin, Wisconsin 53151

> **Re:** **International Monetary Systems, Ltd.**
> **Form 10-KSB for the fiscal year ended December 31, 2004**
> **Filed March 31, 2005**
> **Amendment No. 1 to the above referenced filing**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **File No. 0-30853**

Dear Mr. Weibling:

We have reviewed your second response letter filed on April 17, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form 10-KSB for the fiscal year ended December 31, 2004

Certifications, pages 21 to 22

1.   We note your response to prior comment 1. Please amend certification paragraph 5a for consistency with Item 601 of Regulation S-B.

Revenue Sources, page F-9

2.   We note your response to prior comment 1 and have reissued a portion of our previous comment as restated below. We note from your disclosure on page F-9

that some barter network members issue trade certificates which are redeemable for their goods and services. Please respond to us supplementally, in sufficient detail, to help us to understand the impact to your business when such trade certificates are issued. For instance, does such a transaction generate transaction fees in cash or trade dollars for your business even though a sale of goods and services has not been culminated. What is your accounting policy for such revenues, your basis in GAAP for such treatment, and what other factors did you consider in reaching your conclusion on how to account for such transactions?

Prior Period Adjustment, page F-24

3.   We note your response to prior comment 1 and your provided disclosure. Please clearly label those financial statements where you have restated your balances from the balances included in previously issued financial statements "as restated". We also noted in your response that you have requested that your former auditor revise their opinion as a result of the restatement. It appears to us that your former auditor is not in position to reissue such an opinion because they are not currently registered with the PCAOB. In your amended filing, please have a PCAOB registered audit firm issue an opinion on your restated financial statements.

Form 10-KSB for the year ended December 31, 2005

Report of Smith & Gesteland, LLP

4.   We note that you restated your 2004 financial statements within your 2005 Form 10-KSB and that your former auditors reissued their opinion dated February 16, 2005. Given that your restatements took place subsequent to February 16, 2005 and that your former auditors are not currently registered with the PCAOB, it appears that your former auditor is not in position to reissue their opinion in connection with the restated financial statements included within your 2005 Form 10-KSB. Please have a PCAOB registered audit firm issue an opinion on your 2004 restated financial statements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Steven Jacobs
Branch Chief